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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          NATIONAL HOME CENTERS, INC.
                           (Name of Subject Company)

                          NATIONAL HOME CENTERS, INC.
                      (Names of Persons Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                   636376105
                     (CUSIP Number of Class of Securities)

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                                 BRENT A. HANBY
                            EXECUTIVE VICE PRESIDENT
                          NATIONAL HOME CENTERS, INC.
                               HIGHWAY 265 NORTH
                              SPRINGDALE, ARKANSAS
                           TELEPHONE: (501) 756-1700
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

                                   COPIES TO:

                               ROBERT J. MELGAARD
                                CONNER & WINTERS
                             3700 FIRST TOWER PLACE
                              15 EAST FIFTH STREET
                           TULSA, OKLAHOMA 74103-4344
                           TELEPHONE: (918) 586-5711
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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of National Home Centers, Inc. At the time the tender offer is commenced, Dwain A. Newman will file a Tender Offer Statement and National Home Centers, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of National Home Centers, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.


Item 9.  Exhibits

     9.1  Press Release issued by National Home Centers, Inc. on August 14,
2001.